S TATEMENT OF F INANCIAL C ONDITION

Tradition Securities and Derivatives LLC
(A Wholly Owned Subsidiary of Tradition America Holdings, Inc.)
Year Ended December 31, 2023
With Report of Independent Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-43559

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/23** AND ENDING **12/31/23**

                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Tradition Securities and Derivatives LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

32 Old Slip - 28th Floor

(No. and Street)

New York	**New York**	**10005**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

John Gangi	**212-791-6035**	John.Gangi@Tradition.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP

(Name – if individual, state last, first, and middle name)

345 Park Avenue	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)
10/20/2003		185	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __John Gangi_____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Tradition Securities and Derivatives LLC_____ , as of __12/31_____ , 2 _023___ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



JACQUELINE A LOTZE
Notary Public - State of New York
NO. 01LO0011317
Qualified in Richmond County
My Commission Expires Jul 17, 2027

Signature: _____

Title: _____
Financial and Operations Principal

Jacquelin Q. Lotz 2/29/2024
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable._

Tradition Securities and Derivatives LLC
(A Wholly Owned Subsidiary of Tradition America Holdings, Inc.)

Financial Statements
and Supplementary Information

Year Ended December 31, 2023

Contents



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Member and the Board of Directors
Tradition Securities and Derivatives LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Tradition Securities and Derivatives LLC (the Company) as of December 31, 2023, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2022.

New York, New York
February 29, 2024

Tradition Securities and Derivatives LLC
(A Wholly Owned Subsidiary of Tradition America Holdings, Inc.)

Statement of Financial Condition

December 31, 2023

Assets

Cash and cash equivalents	$ 28,439,368
Short-term Investments	14,661,781
Restricted cash	125,000
Deposits at clearing broker and clearing organizations	15,136,134
Commissions receivable, net of allowance of $49,768	14,007,275
Receivables from brokers, dealers, and clearing organizations	1,017,702
Due from affiliates	957,693
Other assets	1,403,852
Total assets	$ 75,748,805

Liabilities and member's capital

Liabilities:

Due to Parent	$ 9,394,328
Accounts payable and accrued expenses	3,310,597
Payables to brokers, dealers and clearing organizations	268,372
Due to affiliates	124,565
Total liabilities	$ 13,097,862
Member's capital	62,650,943
Total liabilities and member's capital	$ 75,748,805

The accompanying notes are an integral part of these financial statements.

Tradition Securities and Derivatives LLC
(A Wholly Owned Subsidiary of Tradition America Holdings, Inc.)

Notes to Statement of Financial Condition

December 31, 2023

1. Organization and Description of Business

Tradition Securities and Derivatives LLC (TSD or the Company), is a Delaware limited liability corporation and a wholly owned subsidiary of Tradition America Holdings, Inc. (TAH or the Parent), which is, in turn, a wholly-owned subsidiary of Tradition Service Holdings S.A. (TSH), a company organized in Switzerland. TSH is a wholly-owned subsidiary of Compagnie Financière Tradition (CFT), a company also organized in Switzerland. TSD is registered as a broker-dealer with the Securities and Exchange Commission (SEC) under Section 15(b) of the Securities Exchange Act of 1934 and as an introducing broker with the Commodity Futures Trading Commission (CFTC). TSD is a member of the New York Stock Exchange, Financial Industry Regulatory Authority (FINRA), the Securities Investor Protection Corporation (SIPC), and the National Futures Association (NFA). FINRA is the firm's designated self-regulatory organization.

TSD is a broker of U.S. government securities and repurchase agreements, emerging market bonds and repurchase agreements, corporate fixed income securities, money market instruments, equity and preferred securities, equity and index options, mortgage back securities and municipal bonds. The Company is also a broker of over the counter equity and equity index derivatives, commodity derivatives, interest rate swaps, credit derivatives and various other currency related swaps and options. TSD self-clears certain transactions, necessitating membership in the National Securities Clearing Corporation, the Depository Trust Clearing Corporation, and the Fixed Income Clearing Corporation. Cash equity and other trades are conducted on an agency or riskless principal basis and are introduced on a fully disclosed basis to Pershing, LLC (the Clearing Broker). The Company has accounts with Mizuho Securities USA LLC to clear and execute various futures and commodity transactions. The Company does not carry customer accounts or perform custodial functions related to customer securities. Accordingly, open customer transactions are not reflected in the accompanying Statement of Financial Condition.

2. Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP) and in accordance with Accounting Standards Codification (ASC) as set forth by the Financial Accounting Standards Board.

Tradition Securities and Derivatives LLC

(A Wholly Owned Subsidiary of Tradition America Holdings, Inc.)

Notes to Statement of Financial Condition (continued)

December 31, 2023

2. Significant Accounting Policies (continued)

Basis of Accounting (continued)

The following paragraphs describe our significant accounting policies. These include any changes to our accounting policies required under U.S. GAAP, which became effective January 1, 2023.

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements and accompanying notes are reasonable; however, actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all money market funds, which maintain a net asset value of $1.00, and short-term, highly liquid investments that are readily convertible into cash and have original maturity dates of under three months to be cash equivalents. On December 31, 2023, the Company had $20,536,575 of cash equivalents.

Short Term Investments

The Company has fixed income securities issued by the federal government, commonly referred to as Treasury Bills. These are accounted for at fair value, and are reflected in the Statement of Financial Condition. Related realized and unrealized gains or losses are recognized in the Statement of Income. On December 31, 2023, the Company had $14,661,781 of financial assets at fair value.

2. Significant Accounting Policies (continued)

Securities Transactions

Receivables from brokers, dealers and clearing organizations include amounts receivable for fails to deliver, cash deposits, amounts receivable from clearing organizations, and commissions receivable from broker-dealers. These transactions are recorded on a trade date basis. Payables to brokers, dealers and clearing organizations includes amounts payable for fails to receive and amounts payable to clearing organizations on open transactions.

Commissions Receivable

Commissions receivable represent amounts due from customers, which primarily consist of large financial institutions, hedge funds and other large organizations. Commissions receivable are reviewed by management on a regular basis. The allowance for credit losses from commissions receivable represent amounts we do not expect to collect over the asset's contractual life, considering past events, current conditions, as well as reasonable and supportable forecasts of future economic conditions. As the receivables are generally short-term in nature, forecasts of future economic conditions do not materially affect the allowance. The carrying amount of the asset is reduced through the use of an allowance account and amount of the loss is recognized in the Statement of Financial Condition.

Receivables, together with the associated allowance, are written off when there is no realistic prospect of future recovery. If, in a subsequent year, the amount of the estimated loss increases or decreases because of an event occurring after the loss was recognized, the previously recognized loss is increased or reduced by adjusting the allowance account.

Certain receivables are factored monthly on a non-recourse basis to the Parent.

Income Taxes

The Company is treated as a single-member limited liability company disregarded for U.S. federal income tax purposes. No income tax provision has been made in the accompanying financial statements since the Company is not subject to United States federal, state, or local income taxes.

Tradition Securities and Derivatives LLC
(A Wholly Owned Subsidiary of Tradition America Holdings, Inc.)

Notes to Statement of Financial Condition (continued)

December 31, 2023

2. Significant Accounting Policies (continued)

Income Taxes (continued)

The Company accounts for income taxes under, ASU 2019-12, *Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes ("ASU 2019-12),* and is no longer obligated to disclose its tax positions on its stand-alone financials and instead reports them with its Parent.

Fair Value Measurements

ASC 820, *Fair Value Measurements* (ASC 820), provides a single definition of fair value together with a framework for measurement, and requires additional disclosure about the use of fair value techniques to measure assets and liabilities. ASC 820 emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under ASC 820, fair value measurements are disclosed by level within that hierarchy.

Collateralized Financing Transactions

As part of its interdealer market riskless principal trading operations, the Company is a party to repurchase and reverse repurchase agreements which are matched on a trade-by-trade basis for maturity, underlying collateral, as well as other significant terms. The Company accounts for these transactions as collateralized financing. Repurchase agreements and reverse repurchase agreements with the same counterparty and same maturity are presented net in the Statement of Financial Condition when the requirements of Accounting Standard Codification (ASC) 210-20, *Offsetting*, are met.

Goodwill

ASC 350-20 *Goodwill* (ASC 350-20) requires management to perform an annual test for impairment. Under this guidance, the Company first assesses qualitative factors to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount. If more than fifty percent likelihood exists that the fair value is less than the carrying amount, then a two-step goodwill impairment test is performed.

Tradition Securities and Derivatives LLC
(A Wholly Owned Subsidiary of Tradition America Holdings, Inc.)

Notes to Statement of Financial Condition (continued)

December 31, 2023

2. Significant Accounting Policies (continued)

Goodwill (continued)

The Company has performed its annual assessment of goodwill as of December 31, 2023, in accordance with the requirements of ASC 350-20 and did not note any factors requiring an adjustment. Goodwill is included in other assets on the Statement of Financial Condition.

Going Concern

ASC 205-40, *Presentation of Financial Statements - Going Concern Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern,* requires management to explicitly evaluate for each reporting period whether there are conditions or events that raise substantial doubt about an entity's ability to continue as a going concern and provide related footnote disclosure in certain circumstances. No conditions existed that would raise substantial doubt about the Company's ability to continue as a going concern at the date these financial statements were available for issuance.

Financial Instruments- Credit Losses

ASC 326-20, *Financial Instruments-Credit Losses*, is applicable to financial instruments at amortized cost, including short-term financial instruments. ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. The Company's commission receivables from customer includes amounts receivable from institutional customers only and experiences infrequent credit loss. The allowance for credit losses was $49,768 at December 31, 2023. The Company continually reviews the credit quality of its counterparty.

3. Related Party Transactions

The Parent incurs substantially all operating costs of the Company, including compensation and benefits, business development, communications, general and administrative expenses, and global management fees assessed by the Company's ultimate parent, CFT, and in return charges the Company a management fee based on actual and allocated expenses.

Tradition Securities and Derivatives LLC
(A Wholly Owned Subsidiary of Tradition America Holdings, Inc.)

Notes to Statement of Financial Condition (continued)

December 31, 2023

3. Related Party Transactions (continued)

The Parent pays all execution costs on behalf of and charges the Company based on actual costs incurred. During the year the Parent paid $7,793,314 of execution fees on behalf of the Company, of which, $7,287,923 as fully paid by the Company to the Parent and $505,391 is included in due from affiliates on the Statement of Financial Condition at December 31, 2023.

On April 1, 2016, the Company entered into a "Sales and Servicing Agreement" with the Parent. Under this arrangement, commissions receivable outstanding for certain products at each month end are factored to the Parent on a non-recourse basis. The receivables are sold at a discount of 0.75%. The Company also charges a service fee of 0.25% for various administrative duties related to the invoicing and collection of the factored receivables. For the year ended December 31, 2023, the Company sold approximately $80.6 million of receivables to the Parent.

As an entity within the global Tradition organization, the Company has agreements with certain foreign affiliates to refer clients to each other and earns or pays a transaction based fee

CFT charges the Company royalty fees equivalent to a percentage of total adjusted net revenues (as defined under a Trademark License Agreement), as adjusted for discretionary promotions granted by CFT, for the use of its registered trademark.

The Company is a broker firm participant of Tradition SEF LLC (Tradition SEF), an affiliate. Under this arrangement, Tradition SEF executes and is responsible for all pre and post trade reporting of all swap trades facilitated by the Company as required by the CFTC.

Tradition SEF requires all Tradition Group broker firm participants to deposit funds for use in meeting liquidity requirements. All deposits are refundable and non-interest bearing. Included in due from affiliates on the Statement of Financial condition at December 31, 2023 is $575,000 in connection with this arrangement.

The Company has agreements with Tradition London Clearing and TFS Derivatives HK, Ltd. (the "Affiliate(s)") under which the Company bills commissions for executing trades on behalf of the affiliates. The affiliate pays floor brokerage fees, as well as any exchange or clearing house fees, incurred for all transactions executed under this agreement. The Company also performs clearing services in accordance with the clearing agreements. In relation to these services, the Company has elected to compute a reserve requirement for the benefit of these affiliates.

Tradition Securities and Derivatives LLC
(A Wholly Owned Subsidiary of Tradition America Holdings, Inc.)

Notes to Statement of Financial Condition (continued)

December 31, 2023

3. Related Party Transactions (continued)

The calculation is completed in order for these affiliates to classify receivables from the Company, as allowable assets in the affiliates' net capital calculation in the event the Company has a payable balance to the affiliates.

The Company maintains a separate reserve bank account for these amounts. At December 31, 2023, there was no required reserve as the Company had a net receivable from these affiliates of $18,577.

This amount is included in due from affiliates on the Statement of Financial Condition. At December 31, 2023, the Company held $125,000 in the reserve account, which is included in restricted cash on the Statement of Financial Condition.

Included in due to affiliates on the Statement of Financial Condition are commissions paid by counterparties to the Company on behalf of affiliates. The amounts are immaterial to the financial position of the Company and are included in the due to affiliates on the Statement of Financial Condition. The amounts due are non-interest bearing and payable on demand.

The Company's policy is to net receivables and payables from the same affiliate arising from separate arrangements when permitted under ASC 210-20, *Offsetting*. Related party balances related to the arrangements above included on the Statement of Financial Condition at December 31, 2023, are summarized as follows:

Category	Due from affiliates	Due to affiliates	Due to Parent
Tradition America Holdings, Inc.	$ -	$ -	$ 9,394,328
Tradition America, LLC	148,143		
TSAF Paris	121,676		
TFS Derivatives Ltd.	76,337		
SEF Liquidity Deposit	575,000		
Tradition SEF		102,187	
Other Affiliates	36,537	22,378	
Total	$ **957,693**	$ **124,565**	$ **9,394,328**

Tradition Securities and Derivatives LLC
(A Wholly Owned Subsidiary of Tradition America Holdings, Inc.)

Notes to Statement of Financial Condition (continued)

December 31, 2023

3. Related Party Transactions (continued)

For the year ended December 31, 2023, the Company did not have any subordinated debt.

4. Deposits at Clearing Broker and Clearing Organizations

The Company is required to maintain deposits at the Clearing Broker and at clearing organizations in order to conduct its business.

At December 31, 2023, the Company had deposits totaling $15.1 million, $6.1 million of which is in cash and $9.0 million of which is in short-term T-Bills, in relation to daily settlement requirements, including accrued interest with the Clearing Broker and clearing organizations.

5. Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations at December 31, 2023, are comprised of the following:

	Receivables	Payables
Securities failed to deliver/receive	$ 26	$ 26
Receivables from/payables to clearing organizations	1,017,676	268,346
Total	$ 1,017,702	$ 268,372

6. Regulatory Requirements

TSD is subject to the SEC's Uniform Net Capital Rule 15c3-1 (Rule 15c3-1) as well as the CFTC's Regulation 1.17 (Regulation 1.17), which specify, among other requirements, minimum net capital requirements for registered broker-dealers. TSD elected to compute its net capital under the alternative method, which requires TSD to maintain minimum net capital, as defined, of the greater of the requirement under Regulation 1.17 of $45,000 and the requirement under Rule 15c3-1 of $1 million. Rule 15c3-1 provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital would be less than 120% of the minimum net capital requirement. In addition, certain advances, payments of dividends and other equity withdrawals are subject to certain notification provisions of Rule 15c3-1.

Tradition Securities and Derivatives LLC
(A Wholly Owned Subsidiary of Tradition America Holdings, Inc.)

Notes to Statement of Financial Condition (continued)

December 31, 2023

6. Regulatory Requirements (continued)

At December 31, 2023, TSD had net capital of $46.6 million, which was $45.6 million in excess of the required net capital. Under the clearing arrangements with the Clearing Broker, TSD is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2023, TSD was in compliance with all such requirements.

For the year-ended December 31, 2023, the Company only cleared transactions for two affiliate broker-dealers.

7. Contingencies

The Company is subject to various pending and potential legal and regulatory proceedings in the ordinary course of business, including claims, investigations, examinations, and other matters. These proceedings are inherently uncertain, and accordingly, management cannot predict with certainty the ultimate outcome, including timing of resolution, of these proceedings. Based on the current status of the proceedings, management does not expect these matters to result in a material adverse effect on the Company's financial position; however, an ultimate adverse outcome in one or more of these proceedings could result in substantial charges in the specific time period in which such an outcome occurs. In accordance with the current accounting standards for loss contingencies, TSD establishes reserves for legal matters when it is probable that a loss associated with the matter has been incurred and the amount of the loss can be reasonably estimated. These reserves were not material to the Company's financial position. The actual costs of resolving legal matters may be higher or lower than any amounts reserved for these matters.

8. Off-Balance Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company purchases and sells securities as both riskless principal and agent. For riskless principal transactions, if the counterparty to a transaction fails to fulfill its contractual obligation, the Company may incur a loss if the market value of the security is different from the contract amount of the transaction. In addition, the Company will enter into a matched transaction to purchase and sell securities; however, the Company may not be able to deliver the securities within the timing requested by the buyer. In this instance, the Company will deliver the securities to the buyer when the total amount has been aggregated.

Tradition Securities and Derivatives LLC
(A Wholly Owned Subsidiary of Tradition America Holdings, Inc.)

Notes to Statement of Financial Condition (continued)

December 31, 2023

8. Off-Balance Sheet Risk and Concentration of Credit Risk (continued)

The Company's policy is to continually monitor its market exposure and counterparty risk. The Company does not anticipate nonperformance by counterparties and maintains a policy of reviewing the credit standing of all parties with which it conducts business.

At December 31, 2023, the Company's cash was held at two major financial institutions, at which each account is insured up to $250,000 by the Federal Deposit Insurance Corporation (the FDIC). Commissions receivable represents amounts due from the Clearing Broker and counterparties, which primarily consist of securities firms. At December 31, 2023, $1,074,796 in commissions receivable is concentrated with one Clearing Broker and approximately $13.8 million or 55% is concentrated with ten counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk.

For transactions in which the Clearing Broker extends credit to introduced customers, the Company is contractually liable for amounts defaulted by customers to the Clearing Broker. The Company seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and the Clearing Broker monitor required margin levels daily and pursuant to such guidelines, request introduced customers to deposit additional collateral or reduce securities positions when necessary.

The Company has agreed to indemnify its Clearing Broker for losses that it may sustain from the customer accounts introduced by the Company.

Since 2002, all of the Company's repurchase agreements and reverse repurchase agreements have been with the Fixed Income Clearing Corporation (FICC). The Company is a netting member of the FICC which is an industry clearinghouse for resale and repurchase transactions. Throughout each business day, for every trade submitted to and matched by the FICC, the transaction is novated to the FICC and the FICC becomes the Company's counterparty. Such transactions meet the netting requirements of ASC 210-20 and therefore are reported on a net basis in the Company's Statement of Financial Condition.

The following table summarizes the gross amounts of repurchase and reverse repurchase agreements, amounts eligible for offset in accordance with the master netting arrangement with the FICC and net amounts reported on the Statement of Financial Condition at December 31, 2023:

Tradition Securities and Derivatives LLC
(A Wholly Owned Subsidiary of Tradition America Holdings, Inc.)

Notes to Statement of Financial Condition (continued)

December 31, 2023

8. Off-Balance Sheet Risk and Concentration of Credit Risk (continued)

	Gross amount of recognized assets/liabilities (000's)	Gross amount offset in the Statement of Financial Condition (000's)	Net amount of assets/liabilities present in the Statement of Financial Condition (000's)
Reverse repurchase agreements	$382,357,451	$ (382,357,451)	$ -
Repurchase agreements	$ (382,357,451)	$382,357,451	$-

At December 31, 2023, the majority of the repurchase and reverse repurchase agreements are for U.S. government fixed income debt securities, primarily U.S. Treasury obligations, with non-agency mortgage-backed debt securities being the second largest type of collateral. The majority of these transactions have overnight or other short-term maturity. Included in the underlying repurchase agreements are approximately $76.8 billion in overnight transactions and $192.2 billion with maturing in up to 30 days, $75.1 billion maturing in 30-90 days, and $38.3 billion maturing in greater than 90 days.

Additionally, at December 31, 2023, the Company had approximately $105.2 billion (notional amount) of forward starting reverse repurchase agreements and $105.2 billion (notional amount) of forward starting repurchase agreements with matched principal, maturity, and other significant terms on a trade-by-trade basis. The Company accounts for these agreements as non-derivative commitments to lend or to borrow. The majority of these agreements were for U.S. government fixed income debt securities and were settled and cleared to FICC shortly subsequent to December 31, 2023. The majority of the underlying reverse repurchase and repurchase agreements have short-term maturity with $100.4 billion maturing within one month and the remaining $4.8 billion balance by December 31, 2024.

Tradition Securities and Derivatives LLC
(A Wholly Owned Subsidiary of Tradition America Holdings, Inc.)

Notes to Statement of Financial Condition (continued)

December 31, 2023

9. Guarantees

As described in Note 8, the Company has agreed to indemnify the Clearing Broker for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2023, the total amount of customer balances maintained by its Clearing Broker and subject to such indemnification was insignificant. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.

10. Goodwill

Goodwill of $350,000 is included in other assets on the Statement of Financial Condition. Goodwill was recorded in connection with the purchase of the assets of Asiel & Co. LLC effective June 30, 2000.

The Company completed its annual impairment analysis of goodwill as of December 31, 2023, and has determined that goodwill has not been impaired.

11. Fair Value of Financial Instruments

The Company discloses the fair value of its investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (Level 3 measurements). This guidance provides three levels of the fair value hierarchy as follows:

Level 1: Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2: Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, at the measurement date, including inputs in markets that are not considered to be active; and

Level 3: Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Tradition Securities and Derivatives LLC
(A Wholly Owned Subsidiary of Tradition America Holdings, Inc.)

Notes to Statement of Financial Condition (continued)

December 31, 2023

11. Fair Value of Financial Instruments (continued)

The Company discloses amounts and reasons for transfers in and out of Level 1 and Level 2 fair value measurements as well as inputs and valuation techniques used to measure fair value for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3, and information on purchases, sales, issuances and settlements on a gross basis in the reconciliation of activity in Level 3 fair value measurements.

A financial instrument's level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by the Company. The Company considers observable data to be market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market.

The fair values of other financial assets and liabilities carried at cost (consisting primarily of due from broker-dealers and clearing organizations, accounts receivable from contracts with customers, and reverse repurchase agreements) are considered to approximate fair value because they have limited counterparty credit risk and are short-term, replicable on demand, or bear interest at market rates.

The majority of the other financial assets and liabilities carried at costs are categorized in Level 1, with the exception of reverse repurchase agreements which are categorized in Level 2.

The following table sets forth by level, within the fair value hierarchy, the Company's financial assets at fair value at December 31, 2023.

	Level 1	Level 2	Level 3	Total
Money market funds	$ 20,536,575	$ –	$ –	$ 20,536,575
United States Treasuries	14,661,781	$ –	$ –	$ 14,661,781
Total financial assets at fair value	$ 35,198,356	$ –	$ –	$ 35,198,356

Tradition Securities and Derivatives LLC
(A Wholly Owned Subsidiary of Tradition America Holdings, Inc.)

Notes to Statement of Financial Condition (continued)

December 31, 2023

11. Fair Value of Financial Instruments (continued)

There were no transfers between Level 1 and Level 2 measurements during the year ended December 31, 2023. There were no financial assets or liabilities in Level 2 or Level 3 as of December 31, 2023, or the year then ended.

12. Subsequent Events

The Company has evaluated subsequent events through the date these financial statements were available to be issued and has noted no significant events since the date of the Statement of Financial Condition other than as disclosed below.

The Company declared and paid a distribution to its Parent of $4,250,000 on February 27, 2024.

Tradition Securities and Derivatives LLC. Exemption Report

Tradition Securities and Derivatives LLC. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (2)(i) for transactions which the Company self-clears and (2)(ii) for all other transactions.

The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

The Company had no obligations under 17 C.F.R. § 240.15c3-3 other than those that may directly result from the following business activities: Performing a PAB calculation in relation to self-clearing certain trades from affiliate broker dealers.

_____

Tradition Securities and Derivatives LLC.

I, John Gangi, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:  _____

Title: Financial & Operations Principal

February 29, 2023

